Mail Stop 4-06

								August 29, 2005

Daniel Lender
Chief Financial Officer
QAD, Inc.
6450 Via Real
Caprinteria, CA 93013

	Re:	QAD, Inc.
      Form 10-K for Fiscal Year Ended January 31, 2005
Forms 10-Q for Fiscal Quarter Ended April 30, 2005
      File No. 000-22823

Dear Mr. Lender:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2005

Note 1. Summary of Business and Significant Accounting Policies, page 56

Reclassification, page 57

1. We note your disclosure that the Company reclassified auction rate securities as of January 31, 2005 and January 31, 2004, from cash and cash equivalents to short-term investments (i.e., marketable securities) on its consolidated balance sheet. Tell us how you considered this reclassification in determining your disclosure controls and procedures were effective as of January 31, 2005 pursuant to Item 307 of Regulation S-K and in your determination, it appears, that there were no changes in internal control over financial reporting pursuant to Item 308 (c).
2. Tell us why you have not disclosed the reasons for reclassifying auction rate securities (i.e., to comply with SFAS 95) and the impact on the financial statements, specifically the balance sheet line items affected. In addition, it appears your auction rate securities are classified in current assets. Considering this, tell us how you determined that you have a reasonable expectation of completing a successful auction within the subsequent twelve-month period. Refer to paragraph 17 of SFAS 115 and Chapter 3A of ARB No. 43 as well as
SFAS 95.

******

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Tom Ferraro, Senior Staff Accountant who supervised this review, at
(202) 551-3225 if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

							Very truly yours,



							Kathleen Collins
      Accounting Branch Chief
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Daniel Lender
QAD, Inc.
August 29, 2005
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